TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

BANK OF AMERICA CENTER

1111 EAST MAIN STREET

RICHMOND, VIRGINIA 23219

www.troutmansanders.com

TELEPHONE: 804-697-1200

FACSIMILE: 804-697-1339

MAILING ADDRESS

P.O. BOX 1122

RICHMOND, VIRGINIA 23218-1122

F. Claiborne Johnston, Jr.	Direct Dial: 804-697-1214
jay.johnston@troutmansanders.com

July 1, 2005

FILE BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 4561

Washington, DC 20549

Attention: Angela Jackson

TransCommunity Financial Corporation

Dear Sir or Madam:

This letter responds to the staff’s letter to William C. Wiley, dated June 27, 2005, regarding the Form 8-K filed by TransCommunity Financial Corporation (the “Company”) on May 12, 2005 (File No. 0-33355). The staff letter contains one comment related to the Form 8-K filing, which was as follows:

1.	Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB/A for the year ended December 31, 2004. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of the quarter ended March 31, 2005.

Response: The Company is aware that in many cases an internal control deficiency may reflect a corresponding deficiency in disclosure control. For the reasons set forth below, however, the Company does not believe the error reported in the Company’s Form 8-K filing of May 12, 2005, constitutes or reflects a deficiency in the Company’s disclosure controls. In making its 10-KSB/A filing on May 12, 2005, the certifying officers considered the effect of the error on the adequacy of the Company’s disclosure controls as of the end of the period covered by the Company’s Form 10-KSB/A for the year ended December 31, 2004, but because the error did not occur until after December 31, 2004, the certifying officers concluded that the error was

ATLANTA • HONG KONG • LONDON • NEW YORK • NORFOLK • RALEIGH

RICHMOND • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

July 1, 2005

not a basis for concluding that the Company’s disclosure controls were not effective on December 31, 2004. Moreover, the Company’s chief executive officer and chief financial officer were well aware of the error, and the error had been reported on a Form 8-K filing when the Company’s Form 10-QSB for the quarter ended March 31, 2005, was filed on May 16, 2005. For that reason, the certifying officers did not believe the error was a basis for concluding that the Company’s disclosure controls at March 31, 2005, were not effective. For these reasons, the Company has viewed the issue relating to the error in question, and its correction, as a matter relating to its internal control over financial reporting, but not as an issue adversely reflecting on its disclosure controls and procedures.

Background. The Company filed its original Form10-KSB for the year ended December 31, 2004 on March 30, 2005. At the time the Company filed its original Form 10-KSB for 2004 the error had not yet been identified so the certifying officers did not consider the effect of the error on the adequacy of the Company’s disclosure controls and procedures as of the end of its fiscal year ended December 31, 2004. The error in question, which occurred at some point during the quarter ended March 31, 2005, was identified by management on or about May 9, 2005. Management immediately discussed the issue with the Company’s former independent accountants, S.B. Hoover & Company, L.L.P. (“Hoover”). The error had not been identified by Hoover in connection with its audit of the Company’s financial statements for 2004. Hoover concurred in the Company’s conclusion that an error had occurred and was of the view that a restatement to correct the error was appropriate. Accordingly, the Company determined to move as promptly as possible to file a corrected set of financial statements, and made its filing on Form 10-KSB/A one week later, on May 16, 2005.

Evaluation of Disclosure Controls at December 31, 2004. The Company did not believe any revision to either the internal control or the disclosure control language contained in Item 8A of its Form 10-KSB was required to be made in its Form 10-KSB/A (also filed on May 16, 2005), as the error in question was unknown at December 31, 2004 (indeed, at that time it had not occurred), and thus was not considered as of the end of the period ended December 31, 2004, which was the period covered by the Form 10-KSB/A.

Evaluation of Disclosure Controls at March 31, 2005. The Company’s 10-QSB for the quarter ended March 31, 2005, also was filed May 16, 2005. That filing disclosed in Item 3(b) a weakness in financial controls over the financial reporting process, amounting to a significant deficiency, identified by its independent auditors in the course of their audit of the Company’s financial statements for 2004 and their review of the Company’s Form 10-KSB for 2004, all of which audit and review occurred during the first quarter of 2005. The disclosure in the Company’s Form 10-QSB stated that, to address this issue and to improve its financial reporting

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

July 1, 2005

process generally, the Company had added an internal controller to its staff. The Company believes this addition has had, and will continue to have, a significant positive impact on its internal control over financial reporting.

Although the error reported in the Company’s Form 8-K on May 12, 2005, clearly needed to be, and was, considered by the certifying officers in connection with their evaluation of the Company’s internal control over financial reporting at March 31, 2005, the certifying officers did not view this error as evidence that the Company’s disclosure controls and procedures were not adequate or effective at March 31, 2005. In fact, the error that led to filing of the Form 10-KSB/A, when identified, was promptly reported in the Form 8-K filed May 12, and was promptly addressed in the Form 10-KSB/A filed May 16, 2005. Accordingly, in the view of the certifying officers, the Company’s disclosure controls and procedures as of the quarter ended March 31, 2005, operated effectively as designed in connection with the discovery and disclosure of the accounting error and were operating effectively at the end of the period covered by the March 31, 2005, Form 10-QSB on the date of such evaluation. This conclusion was regarding the effectiveness of the Company’s disclosure controls was reflected in the Form 10-QSB, filed on May 16, 2005.

Amendment of Filings. In the circumstances, and because the effectiveness of disclosure controls is not a specified disclosure item for a Form 8-K filed pursuant to item 4.02(a) of Form 8-K, the Company does not believe any amendment to its Form 8-K filed on May 12, 2005, is required or necessary. For the reasons outlined, the Company also does not believe any amendment to its Form 10-KSB/A filed on May 16, 2005, or its Form 10-QSB filed on the same date should be required. Nevertheless, the Company is sensitive to the staff’s view on this issue and if the staff is of a contrary view, the Company will be guided accordingly.

Acknowledgements. The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filing; (2) that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Also, the Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Company’s filing or in response to your comments on its filing.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

July 1, 2005

We hope the foregoing is responsive to the staff comment. Should you have further questions or comments, however, please feel free to contact the undersigned at (804) 697-1214.

Sincerely,

/s/ F. Claiborne Johnston, Jr.
F. Claiborne Johnston, Jr.